Exhibit 99.1

JD.com Announces Financing Agreements for JD Logistics

February 14, 2018, BEIJING — JD.com, Inc. (NASDAQ:JD), China’s largest retailer, today announced that it has entered into definitive agreements for the financing for its logistics subsidiary, JD Logistics, with investors including Hillhouse Capital, Sequoia China, China Merchants Group, Tencent, China Life, China Development Bank Capital FOF, China Structural Reform Fund and ICBC International, among others. The total amount raised in this round is expected to be approximately $2.5 billion.

After the completion of this transaction, JD.com will remain the majority shareholder of JD Logistics with an 81.4% stake. The financing is expected to close in the first quarter of 2018, subject to customary closing conditions.

Richard Liu, Chairman and CEO of JD.com said, “Our decision early on to build out our own logistics network has paved the way for JD Logistics to become the industry leader it is today. The shift throughout global e-commerce towards our model is vindication of the path we chose. This current funding round sets the stage for us to further invest in expanding our lead in the sector in areas like automation, drones and robotics. JD Logistics will continue to support both JD.com’s e-commerce business and the logistical needs for a wide range of industries for years to come.”

Zhenhui Wang, CEO of JD Logistics, said, “Over the decade that we have built out our operations, initially to support our own e-commerce business, we have created the most efficient, integrated and user-friendly logistics network in China. This financing will enable JD Logistics to further enhance its smart supply chain network with openness and integration. It is a major step, which will speed up our collaborative efforts with leading industry partners and build China’s next-generation commercial infrastructure ecosystem.”

JD.com has been operating its self-owned logistics system since 2007, and established JD Logistics as a stand-alone subsidiary in April 2017. Over the past decade, JD.com has strived to leverage its infrastructure, management experience and expertise to improve the logistics services available in China. Currently, JD.com is the only company in the world that owns and operates six major logistics networks, including normal-sized items, bulky items, cold chain, B2B, cross-border and crowd-sourced (New Dada), covering over 99% of China’s population.

About JD.com, Inc.

JD.com is both the largest e-commerce company in China, and the largest Chinese retailer, by revenue. The company strives to offer consumers the best online shopping experience. Through its user-friendly website, native mobile apps, and WeChat and Mobile QQ entry points, JD offers consumers a superior shopping experience. The company has the largest fulfillment infrastructure of any e-commerce company in China. As of September 30, 2017, JD.com operated 7 fulfillment centers and 405 warehouses covering 2,830 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100 and a Fortune Global 500 company.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner

VP, International Corporate Affairs

Press@JD.com